107 Selden Street, Berlin, CT 06037

Northeast Utilities Service Company

P.O. Box 270

Hartford, CT 06141-0270

(860) 665-6484

Fax (860) 665-5950

Internet: kuhlmkj@nu.com

Kerry J. Kuhlman

Vice President and Secretary

June 25, 2008

BY EDGAR AND FAX: (202) 772-9202

H. Christopher Owings, Esq.

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northeast Utilities

Form 10-K for Fiscal Year Ended December 31, 2007

Filed February 29, 2008

Definitive Proxy Statement on Schedule 14A

Filed March 31, 2008

File No. 001-05324

Dear Mr. Owings:

With respect to your letter, dated May 1, 2008, providing comments on the above-referenced filings, this letter confirms that, pursuant to our request in a telephone conversation with Ms. Blair Petrillo on Wednesday, June 25, 2008, the due date for our responses to comments 2, 3 and 4 in your letter has been extended.  Pursuant to the extension, Northeast Utilities will respond to comments 2, 3 and 4 in your letter on or before July 21, 2008.

If you have any questions or require additional information, please contact me at (860) 665-6484, fax (860) 665-5950.

Very truly yours,

NORTHEAST UTILITIES

By:

       /s/ Kerry J. Kuhlman

Kerry J. Kuhlman

Vice President and Secretary

cc:

Blair F. Petrillo

Gregory B. Butler